Sphere 3D Commences Trading on OTCQX

Mississauga, ONTARIO – October 31st, 2013 – Sphere 3D Corporation (TSXV-ANY; OTCQX: SPIHF) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce that the Company's common shares commence trading today on the OTCQX in the United States under the ticker symbol "SPIHF".

Sphere 3D Corp. will begin trading today on OTCQX International, a segment of the OTCQX marketplace reserved for high-quality non-U.S. companies that are listed on a qualified international exchange, undergo management reviews and provide their home country disclosure to U.S. investors. U.S. investors can find current financial disclosures and Real-Time Level 2 quotes for the company on www.otcmarkets.com.

“We are pleased Sphere 3D has chosen to upgrade to the OTCQX marketplace,” said R. Cromwell Coulson, President and CEO of OTC Markets Group. “OTCQX provides qualifying issuers the ability to distinguish themselves in the U.S. market and increase their visibility with traders, investors, analysts and the media through high-quality disclosure, transparent trading and ease of access to company information. We look forward to supporting Sphere 3D and providing a robust public market for its shares.”

“We are proud to qualify for trading on OTCQX, which will enable us to provide our U.S. investors with timely news and information to help them better analyze, value and trade our securities” said Peter Tassiopoulos, CEO of Sphere 3D Corp.

Roth Capital Partners will serve as Sphere 3D Corp.’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing professional guidance on OTCQX requirements.

Contact:

Peter Tassiopoulos, CEO
Sphere 3D Corporation
Phone: (416) 749-5999
Email: peter@sphere3d.com

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About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit: www.sphere3D.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.